Exhibit 99.1

Eshallgo Announces 1 for 16 Share Consolidation

Shanghai, China , April 16, 2026 (GLOBE NEWSWIRE) -- Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a provider of integrated office and enterprise technology solutions, including AI-enabled tools, today announced a share consolidation of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of 1 for 16 shares (the “Reverse Split”), which will take effect at the open of The Nasdaq Stock Market (“Nasdaq”) on April 20, 2026.

On January 8, 2026, the Company held an annual general meeting of the shareholders, and the shareholders approved to implement a share consolidation of the Company’s Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-200 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders, and authorize the Board to implement such share consolidation at its sole discretion at any time prior to the one-year anniversary of the shareholders meeting. On April 10, 2026, the Board approved implementation of the Reverse Split at a ratio of 1 for 16 shares.

The objective of the Reverse Split is to enable the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires issuers listed on The Nasdaq Capital Market to evidence a minimum bid price of $1.00 per share.

Upon the open of trading on April 20, 2026, the Company’s Class A ordinary shares will begin trading on a Reverse Split-adjusted basis, under the same symbol “EHGO” but under a new CUSIP number, G3121H111.

As a result of the Reverse Split, each 16 Class A ordinary shares with a par value of $0.0001 will automatically combine and convert into one issued and outstanding Class A ordinary share with a par value of $0.0016, and each 16 Class B ordinary shares with a par value of $0.0001 will automatically combine and convert into one issued and outstanding Class B ordinary share with a par value of $0.0016. The Reverse Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the Reverse Split, and each shareholder will be entitled to receive one full Class A ordinary share or Class B ordinary share, as applicable, in the Company in lieu of the fractional share that would have resulted from the Reverse Split.

At the time the share consolidation is effective, the Company’s total issued and outstanding Class A ordinary shares will change from approximately 26.51 million to approximately 1.66 million, and the Company’s total issued and outstanding Class B ordinary shares will change from approximately 5.86 million to approximately 0.37 million. The Company’s authorized shares will be proportionally reduced.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications designed to support document management, workflow automation, smart procurement processes, and secure collaboration.

For more information and investor updates, visit ir.eshallgo.com and Follow us on social media: LinkedIn, Facebook, and X.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Company Contact

Qiwei Miao, Chief Executive Officer and Director of Eshallgo Inc.
ir@eshallgo.com